Exhibit 99.2

Genius Sports Group Revenue and Adj. EBITDA Beats Second Quarter 2022 Guidance

•	Genius Sports beats Group Revenue and Group Adjusted EBITDA guidance for the second consecutive quarter

•	Group Revenue of $71.1m ($75.0m at guidance exchange rate[1] vs. $68.0m guidance)

•	Group Net loss of $4.8m and Group Adjusted EBITDA of $8.4m ($9.0m at guidance exchange rate[1] vs. $8.0m guidance)

•	U.S. revenue nearly quadrupled year-on-year in the six months ended June 30, 2022

LONDON & NEW YORK, August 16, 2022 – Genius Sports Limited (NYSE:GENI) (“Genius Sports” or the “Group”), the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media, today announced financial results for its fiscal 2022 second quarter ended June 30, 2022.

“We remain highly focused on delivering profitable growth and have executed ahead of expectations through the first half of the year. We continue to utilize our partnerships and unique technology to yield strong results and build upon our commercial strategy,” said Mark Locke, Genius Sports Co-Founder and CEO. “We have maintained steady EBITDA profitability globally and established a leading position within the U.S., all while achieving EBITDA profitability at the group level. Genius has strong momentum and we feel confident in the continued execution of our strategic plan.”

$ in thousands	Q222	Q221%		Constant currency %
Group Revenue	71,117	55,849	27.3%	42.0%
Betting Technology, Content & Services	44,831	40,673	10.2%	22.9%
Media Technology, Content & Services	14,999	7,986	87.8%	109.4%
Sports Technology & Services	11,287	7,190	57.0%	75.0%
Group Net loss	(4,755)	(464,164)	99.0%	98.9%
Group Net loss Margin	nm	nm	nm	nm
Group Adjusted EBITDA	8,362	5,191	61.1%	79.6%
Group Adjusted EBITDA Margin	11.8%	9.3%	2.5%	2.5%

$ in thousands	1H22	1H21%		Constant currency %
Group Revenue	157,040	109,587	43.3%	53.0%
Betting Technology, Content & Services	94,552	79,628	18.7%	26.8%
Media Technology, Content & Services	39,128	17,363	125.4%	140.6%
Sports Technology & Services	23,360	12,596	85.5%	98.0%
Group Net loss	(44,953)	(469,486)	90.4%	89.8%
Group Net loss Margin	nm	nm	nm	nm
Group Adjusted EBITDA	5,469	14,449	(62.1%)	(59.6%)
Group Adjusted EBITDA Margin	3.5%	13.2%	(9.7%)	(9.7%)

[1]	Guidance exchange rate assumes comparable GBP:USD exchange rate of 1.35 at time of initial forecast in January 2022 nm = not meaningful

Q2 2022 Financial Highlights

•	Group Revenue: Group revenue increased 27% year-over-year to $71.1 million. On a constant currency basis, revenue increased $21.0 million, or 42% year-over-year.

•

Betting Technology, Content & Services: Revenue increased 10% (23% on a constant currency basis) year-over-year to $44.8 million, driven by increased utilization of available content, expansion of value-add services and new service offerings, and new customer acquisitions

•

Media Technology, Content & Services: Revenue increased 88% (109% on a constant currency basis) year-over-year to $15.0 million, predominately organic growth driven by increasing uptake of programmatic advertising services

•

Sports Technology & Services: Revenue grew 57% (75% on a constant currency basis) year-over-year to $11.3 million, primarily driven by the inclusion of revenues derived from Second Spectrum, as well as expanded services provided to existing sports league and federation customers across all tiers of sport

•

Group Net Loss: Group net loss was $4.8 million in the quarter. This represents a 99% year over-year improvement, driven primarily by a reduction in stock-based compensation compared to the second quarter ended June 30, 2021.

•

Group Adjusted EBITDA: Group adjusted (non-GAAP) EBITDA was $8.4 million in the quarter, or $9.0 million at the guidance exchange rate[1] vs. $8.0 million guidance. This represents 61% year-over-year growth (80% on a constant currency basis), driven by disciplined cost control, continued investment in the high-growth US business, and overall revenue mix.

•

Strong Cash Position: Closing cash balance was approximately $175 million for the fiscal second quarter ended June 30, 2022, including a net increase in cash of $11 million before the effect of exchange rate changes. This includes approximately $36 million of restricted cash related to a guarantee for rights. This amount of restricted cash will reduce over time and return to the cash and cash equivalents line on the balance sheet. The Company expects a total closing cash and restricted cash balance of approximately $150 million at the end of the 2022 fiscal year.

[1]	Guidance exchange rate assumes comparable GBP:USD exchange rate of 1.35 at time of initial forecast in January 2022

Q2 2022 Business Highlights

•	CBS Sports and Genius Sports’ Second Spectrum technology won prestigious Sports Emmy for RomoVision

•	Clinched first tracking data and broadcast augmentation partnership in Portuguese football with S.L. Benfica (“Benfica”)

•	Secured official data, trading, and live streaming deal with online sportsbook Betsul to help power its offering in Brazil

•	Agreed to major expansion of existing long-term partnership with Tipsport, a leading Czech sportsbook operator across retail and online

•

Developed and launched multiple free-to-play games for FIFA’s landmark new FIFA+ platform, including weekly predictor games, trivia, and bracket challenges, designed to engage fans ahead of the World Cup while integrating sponsor activations

•	Launched the new CFL GameZone and interactive CFL Preseason Futures game, marking the initial phase of the CFL’s strategy to build rich, meaningful connections with fans

•	In partnership with the International Ice Hockey Federation (“IIHF”), Genius launched the official Fantasy game for 2022 IIHF Ice Hockey World Championship

•	Secured a new fan engagement and free-to-play partnership with the Malaysian Football League, powering the MFL’s first official fantasy football offering, “Liga M Fantasy”

•	Welcomed former UK Minister for Sport, Sir Hugh Robertson, to Genius Sports’ Business Advisory Council

•	Partnered with Clue to launch the most advanced integrity intelligence system in sport

Financial Outlook

Genius reaffirms its expectation to generate Group Revenue of approximately $340 million and Group Adjusted EBITDA of approximately $15 million in 2022, despite risks related to foreign exchange rates. The Company also expects Group Revenue in the range of $430 to $440 million and Group Adjusted EBITDA of $40 to $50 million in 2023, assuming the guidance exchange rate1.

[1]	Guidance exchange rate assumes comparable GBP:USD exchange rate of 1.35 at time of initial forecast in January 2022

Financial Statements & Reconciliation Tables

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
Revenue	$71,117	$55,849	$157,040	$109,587
Cost of revenue	61,817	240,192	163,192	280,305

Gross profit (loss)	9,300	(184,343)	(6,152)	(170,718)

Operating expenses:
Sales and marketing	8,973	6,982	18,205	10,866
Research and development	7,734	6,881	15,125	10,139
General and administrative	32,282	224,832	65,086	233,701
Transaction expenses	—	6,081	128	6,770

Total operating expense	48,989	244,776	98,544	261,476

Loss from operations	(39,689)	(429,119)	(104,696)	(432,194)

Interest expense, net	(375)	(663)	(766)	(3,010)
Loss on disposal of assets	(1)	(1)	(7)	(1)
Gain on fair value remeasurement of contingent consideration	—	—	4,408	—
Change in fair value of derivative warrant liabilities	4,678	(38,867)	13,420	(38,867)
Gain on foreign currency	30,122	4,867	42,754	4,704

Total other income (expenses)	34,424	(34,664)	59,809	(37,174)

Loss before income taxes	(5,265)	(463,783)	(44,887)	(469,368)

Income tax benefit (expense)	61	(381)	(515)	(118)
Gain from equity method investment	449	—	449	—

Net loss	$(4,755)	$(464,164)	$(44,953)	$(469,486)

Net loss per common share:
Basic and diluted	$(0.02)	$(3.08)	$(0.23)	$(4.24)
Weighted average common stock outstanding:
Basic and diluted	198,347,397	150,854,888	197,060,987	110,670,810

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	June 30	December 31
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$138,484	$222,378
Restricted cash, current	12,166	—
Accounts receivable, net	27,618	48,819
Contract assets	25,627	21,753
Prepaid expenses	25,600	24,436
Other current assets	4,018	7,297

Total current assets	233,513	324,683

Property and equipment, net	13,595	14,445
Intangible assets, net	162,046	191,219
Goodwill	311,532	346,418
Investments	20,881	—
Restricted cash, non-current	24,331	—
Other assets	12,099	10,319

Total assets	$777,997	$887,084

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$12,672	$19,881
Accrued expenses	41,148	55,889
Deferred revenue	33,910	29,871
Current debt	7,610	23
Derivative warrant liabilities	3,374	16,794
Other current liabilities	19,652	30,354

Total current liabilities	118,366	152,812

Long-term debt – less current portion	7,296	65
Deferred tax liability	15,206	16,902
Other liabilities	301	11,127

Total liabilities	141,169	180,906

Commitments and contingencies (Note 16)
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 199,574,545 shares issued and outstanding at June 30, 2022; unlimited shares authorized, 193,585,625 shares issued and outstanding at December 31, 2021	1,996	1,936
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at June 30, 2022 and December 31, 2021	2	2
Additional paid-in capital	1,539,794	1,461,730
Accumulated deficit	(802,270)	(757,317)
Accumulated other comprehensive loss	(102,694)	(173)

Total shareholders’ equity	636,828	706,178

Total liabilities and shareholders’ equity	$777,997	$887,084

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Six Months Ended
	June 30
	2022	2021
Cash Flows from operating activities:
Net loss	$(44,953)	$(469,486)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	34,752	22,410
Loss on disposal of assets	7	1
Gain on fair value remeasurement of contingent consideration	(4,408)	—
Stock-based compensation	60,677	414,505
Change in fair value of derivative warrant liabilities	(13,420)	38,867
Non-cash interest expense, net	350	2,605
Amortization of contract cost	445	386
Deferred income taxes (benefit)	8	(6)
Provision for doubtful accounts	362	233
Gain from equity method investment	(449)	—
Gain on foreign currency remeasurement	(33,816)	(4,640)
Changes in assets and liabilities
Effect of business combinations	—	(22,233)
Accounts receivable, net	16,276	(6,476)
Contract asset	(7,213)	(5,189)
Prepaid expenses	(3,975)	(6,718)
Other current assets	2,546	(366)
Other assets	(3,664)	(2,731)
Accounts payable	(5,929)	1,287
Accrued expenses	(9,657)	20
Deferred revenue	7,377	7,388
Other current liabilities	12,306	3,815
Other liabilities	(9,813)	(231)

Net cash used in operating activities	(2,191)	(26,559)
Cash flows from investing activities:
Purchases of property and equipment	(2,232)	(729)
Capitalization of internally developed software costs	(21,741)	(8,456)
Contribution to equity method investments	(7,871)	—
Equity investments without readily determinable fair values	(150)	—
Repayment of executive loan notes	—	4,738
Acquisition of business, net of cash acquired	(20)	(80,331)
Proceeds from disposal of assets	121	41

Net cash used in investing activities	(31,893)	(84,737)
Cash flows from financing activities:
Proceeds from merger with dMY Technology Group, Inc. II	—	276,341
dMY Technology Group, Inc. II transaction costs	—	(24,828)
Capitalization of Genius equity issuance costs	—	(20,217)
PIPE financing, net of equity issuance costs	—	316,800
Issuance of common stock in connection with additional equity offering, net of equity issuance costs	—	237,707
Issuance of B shares	—	2
Preference shares payout and Incentive Securities Catch-Up Payment	—	(313,162)
Repayment of loans and mortgage	—	(96,959)

Net cash provided by financing activities	—	375,684
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(13,313)	(835)
Net increase (decrease) in cash, cash equivalents and restricted cash	(47,397)	263,553
Cash, cash equivalents and restricted cash at beginning of period	222,378	11,781

Cash, cash equivalents and restricted cash at end of period	$174,981	$275,334

Supplemental disclosure of cash activities:
Cash paid during the period for interest	$416	$405
Cash paid during the period for income taxes	$1,204	$130
Supplemental disclosure of noncash investing and financing activities:
Promissory notes arising from equity method investments	$14,688	$—
Issuance of common stock in connection with business combinations	$17,452	$—
Preferred share accretion	$—	$11,327
Conversion of preference shares to common stock	$—	$69,272
Warrants acquired as part of merger with dMY Technology Group, Inc. II	$—	$(84,664)

Genius Sports Limited

Reconciliation of U.S. GAAP Net loss to Adjusted EBITDA

(Unaudited)

(Amounts in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(dollars, in thousands)		(dollars, in thousands)
Consolidated net loss	$(4,755)	$(464,164)	$(44,953)	$(469,486)
Adjusted for:
Interest expense, net	375	663	766	3,010
Income tax (benefit) expense	(61)	381	515	118
Amortization of acquired intangibles (1)	10,196	7,391	20,917	13,243
Other depreciation and amortization (2)	7,277	5,073	14,280	9,553
Stock-based compensation (3)	23,597	414,505	60,777	414,505
Transaction expenses	—	6,081	128	6,770
Litigation and related costs (4)	4,328	822	9,245	1,700
Change in fair value of derivative warrant liabilities	(4,678)	38,867	(13,420)	38,867
Gain on fair value remeasurement of contingent consideration	—	—	(4,408)	—
Other (5)	(27,917)	(4,428)	(38,378)	(3,831)

Adjusted EBITDA	$8,362	$5,191	$5,469	$14,449

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.
(2)

Includes depreciation of Genius’ property and equipment, amortization of contract cost, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)

Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.

(4)	Includes mainly legal and related costs in connection with non-routine litigation matters including Sportradar litigation and BetConstruct litigation.
(5)	Includes gain/losses on foreign currency, expenses incurred related to earn-out payments on historical acquisitions, gain/losses on disposal of assets and severance costs.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM EDT to discuss the Company’s second quarter and results.

The conference call may be accessed by dialing (760) 294-1674.

A live audio webcast may be accessed on the Company’s investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry.

We are the trusted partner to over 400 sports organizations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX.

Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP. A reconciliation of the most comparable GAAP measure to its non-GAAP measure is included above

Adjusted EBITDA

We present Group adjusted EBITDA and Group adjusted EBITDA margin, non-GAAP performance measures, to supplement our results presented in accordance with U.S. GAAP. Group adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to our revenue-generating operations, including stock-based compensation expense (including related employer payroll taxes), change in fair value of derivative warrant liabilities and remeasurement of contingent consideration. Group adjusted EBITDA margin is calculated as Group adjusted EBITDA divided by Group revenue.

Group adjusted EBITDA and Group adjusted EBITDA margin are used by management to evaluate our core operating performance on a comparable basis and to make strategic decisions. We believe Group adjusted EBITDA and Group adjusted EBITDA margin are useful to investors for the same reasons as well as in evaluating our operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Group adjusted EBITDA and Group adjusted EBITDA margin may not be comparable to other similarly titled performance measures of other companies. Group adjusted EBITDA and Group adjusted EBITDA margin are not intended to be a substitute for any U.S. GAAP financial measure.

We do not provide a reconciliation of Group adjusted EBITDA to consolidated net income/(loss) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Constant Currency

Certain income statement items in this press release are discussed on a constant currency basis. Our results between periods may not be comparable due to foreign currency translation effects. We present certain income statement items on a constant currency basis, as if GBP:USD exchange rate had remained constant period-over-period, to enhance the comparability of our results. We calculate income statement constant currency amounts by taking the relevant average GBP:USD exchange rate used in the preparation of our income statement for the more recent comparative period and apply it to the actual GBP amount used in the preparation of our income statement for the prior comparative period.

Constant currency amounts only adjust for the impact related to the translation of our consolidated financial statements from GBP to USD. Constant currency amounts do not adjust for any other translation effects, such as the translation of results of subsidiaries whose functional currency is other than GBP or USD.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: the effect of COVID-19 on our business, risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; risks related to our ability to achieve the anticipated benefits from the business combination with dMY Technology Group, Inc. II; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 18, 2022.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com